                                KPMG LLP
                                700 Louisiana Street
                                Houston,TX  77002

Independent Accountants' Report

The Partners
GEMSA Loan Services, L.P.

We have examined management's assertion, included in the accompanying Management Assertion, that GEMSA Loan Services, L.P. (the Partnership) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards V.4. and VI.1., which the MBA has interpreted as being inapplicable to the servicing of commercial and multi-family loans as of and for the year ended December 31, 2005. Management is responsible for the Partnership's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Partnership's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Partnership's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Partnership's compliance with the minimum servicing standards.

In our opinion, management's assertion that GEMSA Loan Services, L.P. complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2005 is fairly stated, in all material respects.

                                            /s/ KPMG LLP

February 27, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member of KPMG International, a Swiss cooperative